               UNITED STATES
     SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549

                SCHEDULE 13D

 Under the Securities Exchange Act of 1934
            (Amendment No. 2 )*


       Adelphia Communications Corporation

              (Name of Issuer)

 Class A Common Stock, par value $.01 per share

       (Title of Class of Securities)

                 006848105

               (CUSIP Number)

           Dennis P. Coyle, Esq.
       General Counsel and Secretary
             FPL Group, Inc.
         700 Universe Boulevard
        Juno Beach, Florida 33408
               (561)694-4644


(Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications)

                  July 7, 1997

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                SCHEDULE 13D

CUSIP NO. 006848105


_____________________________________________________________________

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        Telesat Cablevision, Inc.
        I.R.S. Identification #: Not Required

_____________________________________________________________________

2.      Check the appropriate box if a member of a group*

                                                        (a)  /x/

                                                        (b)  / /
_____________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________

4.      Source of Funds*
            WC

_____________________________________________________________________

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(E)                   / /

_____________________________________________________________________

6.      Citizenship or Place of Organization
        Florida

_____________________________________________________________________

        Number of      7.  Sole Voting Power
        Shares             -0-

        Beneficially   8.  Shared Voting Power
        Owned By           3,449,890

        Each           9.  Sole Dispositive Power
        Reporting          -0-

        Person With   10. Shared Dispositive Power
                           3,449,890

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        3,449,890

_____________________________________________________________________

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                           / /

_____________________________________________________________________

13.     Percent of Class Represented by Amount in Row (11)
        18.7%

_____________________________________________________________________

14.     Type of Reporting Person*
        CO
_____________________________________________________________________

   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                SCHEDULE 13D

CUSIP NO. 006848105

_____________________________________________________________________

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        FPL Group Capital Inc
        I.R.S. Identification #: Not Required

_____________________________________________________________________

2.      Check the appropriate box if a member of a group*

                                                              (a) /x/

                                                              (b) / /
_____________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________

4.      Source of Funds*
            AF

_____________________________________________________________________

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(E)                   / /

_____________________________________________________________________

6.      Citizenship or Place of Organization
        Florida

_____________________________________________________________________

        Number of      7.  Sole Voting Power
        Shares             -0-

        Beneficially   8.  Shared Voting Power
        Owned By           3,449,890

        Each           9.  Sole Dispositive Power
        Reporting          -0-

        Person With   10. Shared Dispositive Power
                           3,449,890

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        3,449,890

_____________________________________________________________________

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                           / /

_____________________________________________________________________

13.     Percent of Class Represented by Amount in Row (11)
        18.7%

_____________________________________________________________________

14.     Type of Reporting Person*
        CO
_____________________________________________________________________

   *SEE INSTRUCTIONS BEFORE FILLING OUT!
                SCHEDULE 13D

CUSIP NO. 006848105

_____________________________________________________________________

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        FPL Group, Inc.
        I.R.S. Identification #: Not Required

_____________________________________________________________________

2.      Check the appropriate box if a member of a group*
                                                             (a)  /x/

                                                             (b)  / /
_____________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________

4.      Source of Funds*
            AF

_____________________________________________________________________

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(E)                   / /

_____________________________________________________________________

6.      Citizenship or Place of Organization
        Florida

_____________________________________________________________________

        Number of      7.  Sole Voting Power
        Shares             -0-

        Beneficially   8.  Shared Voting Power
        Owned By           3,449,890

        Each           9.  Sole Dispositive Power
        Reporting          -0-

        Person With   10. Shared Dispositive Power
                           3,449,890

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        3,449,890

_____________________________________________________________________

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                           / /

_____________________________________________________________________

13.     Percent of Class Represented by Amount in Row (11)
        18.7%

_____________________________________________________________________

14.     Type of Reporting Person*
        CO
_____________________________________________________________________

   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                SCHEDULE 13D

CUSIP NO. 006848105

_____________________________________________________________________

1.      Name of reporting person
        S.S. or I.R.S. Identification No. of above person

        Mayberry Investments, Inc.
        I.R.S. Identification #: Not Required

_____________________________________________________________________

2.      Check the appropriate box if a member of a group*
                                                              (a) /x/

                                                              (b) / /
_____________________________________________________________________

3.      SEC Use Only

_____________________________________________________________________

4.      Source of Funds*
            OO

_____________________________________________________________________

5.      Check Box if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(E)                   / /

_____________________________________________________________________

6.      Citizenship or Place of Organization
        Delaware

_____________________________________________________________________

        Number of      7.  Sole Voting Power
        Shares             -0-

        Beneficially   8.  Shared Voting Power
        Owned By           1,091,399

        Each           9.  Sole Dispositive Power
        Reporting          -0-

        Person With   10. Shared Dispositive Power
                           1,091,399

11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,091,399

_____________________________________________________________________

12.     Check Box if the Aggregate Amount in Row (11) Excludes
        Certain Shares*                                           / /

_____________________________________________________________________

13.     Percent of Class Represented by Amount in Row (11)
        6.8%

_____________________________________________________________________

14.     Type of Reporting Person*
        CO
_____________________________________________________________________

   *SEE INSTRUCTIONS BEFORE FILLING OUT!

This document dated August 5, 1997, is filed pursuant to Section 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Telesat Cablevision, Inc. ("Telesat"), FPL Group Capital Inc ("Group Capital") and FPL Group, Inc. ("FPL Group") as Amendment No. 2 ("Amendment No. 2") to their Statement on Schedule 13D dated March 10, 1995 (the "Statement"), as amended by Amendment No. 1 dated November 3, 1995 ("Amendment No. 1"), and by Mayberry Investments, Inc., a Delaware corporation and wholly-owned subsidiary of Telesat ("Mayberry") as its initial statement on Schedule 13D, and relates to the Class A Common Stock, par value $.01 per share, (the "Common Stock") of Adelphia Communications Corporation (the "Company"). Telesat, Group Capital, FPL Group and Mayberry are hereinafter referred to as the "Reporting Persons." Amendment No. 2 is being jointly filed by the Reporting Persons pursuant to the joint filing agreement filed as Exhibit 12 to this Amendment No. 2.

        Item 2 of the Statement is hereby amended and supplemented as follows:

        Item 2.  Identity and Background.

        The information set forth in Schedule 1 to the Statement and in Schedule 2 to Amendment No. 1 has been updated in
Schedule 3 attached hereto.

        Item 3 of the Statement is hereby amended and supplemented as follows:

        Item 3. Source and Amount of Funds.

        Telesat entered into a Series C Preferred Stock
Purchase Agreement by and among Telesat, the Company and Highland Holdings (the Rigas Shareholders) ("Highland Holdings") dated June 22, 1997 (the "Stock Purchase Agreement") pursuant to which Telesat acquired 20,000 shares (the "Shares") of Series C Cumulative Convertible Preferred Stock (the "Series C Preferred Stock") of the Company in exchange for $19,400,000, which funds were obtained from the repayment of a loan from Telesat to Highland Holdings. The Shares constitute 20% of the currently outstanding shares of Series C Preferred Stock.

        The Series C Preferred Stock is nonvoting except upon the occurrence of certain events including, but not limited to, the accumulation of accrued and unpaid dividends in an amount equal to six full quarterly dividends. Upon the occurrence of any of such events, the authorized number of members of the Company's Board of Directors will be immediately and automatically increased by two, and the holders of a majority of the outstanding shares of Series C Preferred Stock, voting separately as a class, shall be entitled to elect two directors (the "Voting Rights"). The Series C Preferred Stock may be redeemed, in whole or in part, at the option of the Company at any time on or after August 1, 2000 at the Applicable Redemption Price (as defined in the Certificate of Designations). Each holder of shares of Series C Preferred Stock shall have the right, at such holder's option, to convert all or any portion of its shares of Series C Preferred Stock into shares of Common Stock at the Conversion Rate. The Conversion Rate is defined as the number of shares of Common Stock issuable upon conversion of one share of Series C Preferred Stock, determined by dividing the Liquidation Preference of such shares of Series C Preferred Stock by the Conversion Price. The Liquidation Preference is defined as $1,000 per share of Series C Preferred Stock, plus accrued and unpaid dividends thereon. The Conversion Price is defined as $8.48, subject to adjustment as provided in the Certificate of Designations. Assuming a Liquidation Preference of $1,000 per share, the Shares may be converted into approximately 2,358,490 shares of Common Stock.
The terms of the Series C Preferred Stock described herein are qualified in their entirety by reference to the Certificate of Designations filed as Exhibit 8 hereto and incorporated by reference herein.

        In connection with the execution of the Stock Purchase Agreement, Telesat entered into a Registration Rights Agreement by and among Telesat, the Company and Highland Holdings dated July 7, 1997 (the "Registration Rights Agreement") pursuant to which a holder of more than 10% of the Series C Preferred Stock (or the Common Stock into which it may be converted) has the right to demand that the Company file a registration statement (on a form other than Form S-3) under the Securities Act for such securities. The holders have two such demand registration rights per calendar year. In addition, pursuant to the Registration Rights Agreement, Telesat has an unlimited number of demand registration rights for registration of the Shares on Form S-3 so long as the Company is a registrant entitled to use Form S-3. In addition, the Registration Rights Agreement gives Telesat piggyback registration rights which enable it to require that the Company register the Shares under the Securities Act if the Company is otherwise registering any of its equity securities. The Registration Rights Agreement is attached hereto as
Exhibit 9 and incorporated herein by reference.

        In connection with the execution of the Stock Purchase Agreement, Telesat entered into an agreement with Highland Holdings dated June 22, 1997 (the "Highland Letter Agreement") which provides that in the event that the Voting Rights are triggered, so long as Telesat has not sold, transferred, assigned or converted more than 50% of the Shares (a) Highland Holdings will vote its shares purchased pursuant to the Stock Purchase Agreement in favor of at least one Telesat nominee for so long as Telesat and Highland Holdings together own a majority of the outstanding shares of Series C Preferred Stock and (b) Telesat and Highland Holdings will not vote to fill the second board seat for so long as Highland Holdings does not sell, transfer or assign to an unaffiliated party more than 62.5% of the shares of Series C Preferred Stock purchased by Highland Holdings pursuant to the Stock Purchase Agreement. The Highland Letter Agreement also provides that Telesat will have co-sale rights in the event of a Control Transfer by Highland Holdings of its shares of Series C Preferred Stock or in the event of a Change of Control of Adelphia (as such terms are defined therein). The Highland Letter Agreement also provides that Highland Holdings will vote its shares of Series C Preferred Stock in the manner directed by Telesat in connection with proposals requiring the consent of holders of Series C Preferred Stock as set forth in the Certificate of Designations, for so long as there is no Change of Control (as such terms are defined therein) or until Telesat sells, transfers, assigns, or otherwise disposes of, or converts at least 50% of the Shares.
The Highland Letter Agreement is attached hereto as Exhibit 10 and incorporated herein by reference.

        In connection with the execution of the Stock Purchase Agreement, Telesat entered into a letter agreement with the Company dated June 22, 1997 (the "Company Letter Agreement") which gives the Company the right to purchase the Shares in whole or in part in the event that Telesat withholds its consent to the issuance by the Company of securities on a parity with the Shares. In such event, the purchase price shall be equal to the greater of (i) Fair Market Value (as such term is defined in the Company Letter Agreement), and
(ii) if such purchase occurs prior to August 1, 2000, (x) a price per share equal to the Liquidation Preference, or if such purchase occurs after August 1, 2000, (y) a price per share equal to the applicable redemption price of the Shares. The Company Letter Agreement is attached hereto as Exhibit 11 and incorporated herein by reference.

        Telesat has distributed to its wholly-owned subsidiary, Mayberry, the 1,091,399 shares of Common Stock reported herein, which includes the "Cable LP Shares" as defined in Amendment No.1 and the "Shares" as defined in the Statement.

        Item 4 of the Statement is hereby amended and supplemented as follows:

        Item 4. Purpose of the Transaction.

        The Shares will be held for investment purposes and not for the purpose or in connection with any transaction having the purpose of changing the control of the Company, and other than as disclosed in the Statement, Amendment No. 1 or this Amendment No. 2, no Reporting Person has any present intention to effect any of the transactions enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.

        Item 5 of the Statement is hereby amended and supplemented as follows:

        Item 5.  Interest in Securities of the Issuer.

        As of the date hereof, FPL Group, Group Capital and Telesat, by virtue of Rule 13d-3 under the Exchange Act, may be deemed to share voting and dispositive power with each other over 3,449,890 shares of Common Stock, 2,358,490 of which the Reporting Persons have a right to acquire within 60 days in connection with the conversion of the Series C Preferred Stock. The 3,449,890 shares represent 18.7% of 18,489,370 shares of Common Stock which is the sum of (i) 16,130,880 shares of Common Stock outstanding as disclosed in the Form 10-K for the fiscal year ended March 31, 1997 of the Company (the "Form 10-K"), which is the most recently available filing by the Company with the Securities and Exchange Commission and (ii) 2,358,490 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) because they are issuable upon conversion of the Series C Preferred Stock.

        As of the date hereof, Mayberry may be deemed to share with FPL Group, Group Capital and Telesat voting and dispositive power over 1,091,399 shares of Common Stock which represents 6.8% of Common Stock outstanding as disclosed in the Form 10-K.

        Other than as described herein, no Reporting Person has engaged in any transaction in the Common Stock of the Company within sixty days of the date hereof.

        Item 6 of the Statement is hereby amended and supplemented as follows:

        Item 6. Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

        Other than as described in the Statement, Amendment
No. 1 and this Amendment No. 2, no Reporting Person has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        Item 7.  Material to be Filed as Exhibits.

        Exhibit 8:  Certificate of Designations

        Exhibit 9:  Registration Rights Agreement

        Exhibit 10: Highland Letter Agreement

        Exhibit 11: Company Letter Agreement

        Exhibit 12: Joint Filing Agreement

Schedule 3
(Changes to the Information set forth in Schedules 1 and 2)

Directors and Executive Officers of Telesat:

Harry P. Cushing is no longer a director.
Richard M. Schorr is no longer Vice President and Controller.
Carmen Perez is the Assistant Controller.


Directors and Executive Officers of FPL Group Capital Inc:

Carmen M. Perez replaced Solomon L. Stamm as Assistant Controller. Paul I. Cutler was elected as Assistant Treasurer.

Directors and Executive Officers of FPL Group:

David Blumberg retired as a director.

Alexander W. Dreyfoos, Jr. was elected as a director. The Dreyfoos Group/Photo Electronics Corporation. Business address is 505 South Flagler Drive, Suite 1450, West Palm Beach, FL 33401.


Directors and Executive Officers of Mayberry Investments, Inc.:

Ingrid Schaut - President, Director
James P. Higgins - Vice President, Director
Scott A. Craig - Treasurer, Director
Edward F. Tancer - Secretary

Exhibit Index


        Exhibit No.                  Title


        Exhibit 8:         Certificate of Designations

        Exhibit 9:         Registration Rights Agreement

        Exhibit 10:        Highland Letter Agreement

        Exhibit 11:        Company Letter Agreement

        Exhibit 12:        Joint Filing Agreement

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 5, 1997                  FPL GROUP, INC.
                                       /s/ Dennis P. Coyle
                                       Name: Dennis P. Coyle
                                       Title: General Counsel and Secretary


Dated: August 5, 1997                  FPL GROUP CAPITAL INC
                                       /s/ Dennis P. Coyle
                                       Name: Dennis P. Coyle
                                       Title: Secretary


Dated: August 5, 1997                  TELESAT CABLEVISION, INC.
                                       /s/ Dennis P. Coyle
                                       Name: Dennis P. Coyle
                                       Title: President


Dated: August 5, 1997                  MAYBERRY INVESTMENTS, INC.
                                       /s/ Edward F. Tancer
                                       Name: Edward F. Tancer
                                       Title: Secretary